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                                                         Filed by eXegenics Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 000-49727
                         Subject Company: Innovative Drug Delivery Systems, Inc.

ON SEPTEMBER 20, 2002, EXEGENICS INC. AND INNOVATIVE DRUG DELIVERY SYSTEMS, INC. ("IDDS") HELD A CONFERENCE CALL COMMENCING AT 10:30 A.M. EST. THE FOLLOWING IS THE TRANSCRIPT THAT WAS GENERATED FROM THE CONFERENCE CALL:

                         eXegenics/IDDS CONFERENCE CALL
             MODERATORS: DR. RONALD L. GOODE AND DR. MARK C. ROGERS
                               SEPTEMBER 20, 2002
                                 10:30 A.M. EST

OPERATOR: Good morning. My name is Mandy, and I will be your conference facilitator. At this time I would like to welcome everyone to the eXegenics IDDS merger announcement conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

Dr. Goode, you may begin your conference.

RONALD GOODE, PRESIDENT/CEO, EXEGENICS INC.: Thank you operator. My name is Ronald Goode. I am President and CEO of eXegenics Inc. And before we get started with our actual conference call, I need to read a statement which begins, our remarks on this call may contain forward-looking statements. Such statements are valid only as of today, and we disclaim any obligation to update this information. These statements, which include, but are not limited to, remarks concerning the successful completion of our proposed merger, and the benefits expected to be derived there from are subject to unknown and known risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. These statements are based on our current beliefs and expectations as to such future outcomes. Drug discovery and development involve a high degree of risk. Please see our filings with the Securities and Exchange Commission for a discussion of factors that could cause a material difference from our statements made today.

We will be filing relevant documents concerning our merger with the SEC, including a registration statement on Form S-4, containing a prospectus/proxy statement. We urge investors to read these documents because they will contain important information. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by eXegenics and IDDS with the SEC, free of charge at the SEC's Web site, http://www.sec.gov, or by directing a request after such a filing is made, to eXegenics Inc., 2110 Research Row, Dallas, Texas 75235, attention; President, or by dialing telephone 214-358-2000. That completes my preliminary opening statement.

Now I would like to talk to you about the merger from the standpoint of eXegenics. This is a merger of eXegenics, and IDDS, in a stock for stock exchange of all outstanding shares in which a ratio of one share of IDDS common stock will be exchanged for 3.132 shares of eXegenics common stock. This will be a tax-free reorganization. Together the two companies are committed to consummating this deal by the


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fourth quarter of this year. This merger is the result of a strategic decision to move eXegenics substantially closer to commercialization. We're in the fortunate position of having cash to use to obtain products. IDDS has really good products, at a great stage of development. Their products address significant markets.

After the merger is completed, together we will have three lead drugs that have completed Phase II studies, in addition to a strong development platform for acquiring and developing additional products. Mark Rogers, whom you will, who will be talking to you in a few moments, will be the Executive Chairman of the merged entity. I will continue as President and CEO. Mark and IDS bring many great assets to this merger, including expertise in advancing products through the clinics, ability to identify new product candidates, and a found, a sound foundation of expertise in pain management.

Now let me go back, for those of you who might not be familiar and give you a little background on eXegenics. eXegenics was founded, as most of you know, as Cytoclonal Pharmaceutics, a drug discovery company. After the biotech bubble burst a couple years ago, it became apparent to all that companies such as ours had to move into a development stage, and move toward commercialization. Our board decided early last year to move as rapidly as possible towards commercialization, and brought me on board to help do that.

Now subsequently, we as a, as a board, decided to engage an investment banker to look for potential opportunities that would help us move toward the marketplace. We had several criteria which we discussed and agreed with our investment banking firm, Petkevich & Partners, one of the renowned bankers in the industry. Those search criteria were that we must have post-merger a manageable level of cash, we wanted to look at products or products within companies that have a low as possible clinical development risk, and by that I mean that we were looking for products that were at later stage, products that had a strong intellectual property protection base, were products that addressed areas where there were clear clinical endpoints, and a very clear development pathway so that there would be less ambiguity as to the probable outcomes.

We wanted patient populations that were addressable. We wanted clearly identifiable patients, we wanted clear market segments, so that we would be better able to analyze exactly what our potential was. We wanted in the company, or in the products that we actually obtained to have well documented data. We wanted a program that had been well conducted. We wanted a company that would have complementary leadership, and we believe that we have achieved most if not all of those criteria with our present merger partner.

The investment banking firm actually conducted a very broad review, well over 100 companies. Companies with many different styles, many different kinds of products, many different therapeutic areas. We narrowed that list to address targets which had attractive markets, which had a reasonably competitive profile, and again, had a low, relatively low technology risk. We did an in-depth valuation of well over two dozen companies, we rejected a number for a variety of reasons, did in-depth reviews of more than a dozen companies, had in-depth discussions with about half a dozen companies, and we evaluated each of them on these criterias that, these criterias that I had mentioned before.

But first and foremost, at the end of the day, the most important criteria is doability. We have, there is no use in having a discussion with a company if we cannot get the deal done. So doability was an important factor. But we, the other factors were equally important. Post-merger cash requirements, clinical development risk, potential, et cetera, et cetera. So we are very, very happy that our comparable companies evaluation and the other transactions that we have looked at in the, in the industry have led us to this company IDDS, with whom we are very proud today to announce that we are effecting a merger. Of course, depending on shareholder approval.

And I will now turn the microphone over to Dr. Mark Rogers, who is Chairman and President of -- CEO of IDDS, and to be Executive Chairman of the combined company.


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MARK ROGERS, CHAIRMAN/CEO, INNOVATIVE DRUG DELIVERY SYSTEMS, INC.: Thank you
Ron. It's my pleasure and honor to discuss the merger agreement with our colleagues at eXegenics. IDDS is a company founded approximately four and a half years ago, originally called Pain Management, reflecting the interest of our area of chosen medical development, the field of pain. The reason for the choice of pain as an area should be relatively clear, but it's obviously a growing area with an enormous market and a growing interest as there are a series of events developing in the marketplace making attention to this area important.

Among those events are the growing elderly population, the increased treatment of patients with cancer who survive longer, but may have pain as a major problem related to cancer. And in addition a growing recognition, particularly over the last three, four or five years, that pain itself requires active involvement and there are now guidelines for treating pain as part of the medical expectations for the care of patients, which did not exist five years ago. In addition, it's an area in which we have deep interest and deep experience ourselves.

My own background as, in my career as Chairman of Department of Anesthesiology at Johns Hopkins University, had me become involved in pain and the literal administration of the drugs which we're discussing for development over the last, which began 25 years ago, and is a situation in which there is a deep sense among our team of active knowledge of the drugs themselves, and of the marketplace. As a result of that, our sense is that we have a real, a potential to develop the drugs, which we have accumulated.

The drugs that we have focused on in the way that we have approached it, have all been drugs in clinical trials which we have acquired, and we are now adding through our combined merger three compounds that have, that are in or have completed Phase II testing. All of those compounds have extensive clinical data already existing in many, many, many patients, indicating that they have been tested and can be validated in a way that gives them an ability for us to be, let us just carefully say hopeful that they may meet the criteria for ultimate, may meet the criteria for ultimate regulatory approval.

Our sense is that there are a number of things that we wanted to add to our company, which would enhance that likelihood. Among those are the experience of individuals who have spent their career developing drugs and getting FDA approval, and Ron Goode represents such an individual with his extensive experience in pharmaceutical companies in which he has clearly demonstrated his expertise, which we believe complemented to ours would result in a synergistic creation of value, which is at the heart of the enterprise, and the strategy that we're following.

I also would like to point out that one of the other key factors for IDDS is that we have retained the rights to all of our compounds and will continue to do so for a period of time that in order to insure that we get the maximum value for the creation enterprise for our shareholders. By that I mean that one of the reasons why we chose pain is that it is possible to go really deep into clinical trials, and even potentially into commercialization without the need for absolutely having to have a commercial partner, and the sense of that is that that provides for us a business opportunity, which when combined with our colleagues at eXegenics represents something of which we are proud to reveal to you and to discuss to you.

And perhaps that's the end of my comments. I'm very proud to be here, very pleased to be working with a colleague and developing friendship with Ron, whom I respect and admire enormously.

GOODE: Thank you very much Mark. And now we without further ado, we will open the line for questions. And I would ask you to please state your name.

OPERATOR: At this time I would like to remind everyone in order to ask a question, please press star, then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster. Our first question comes from Alan Auerbach (ph) with Wells Fargo Securities.


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ALAN AUERBACH (ph), WELLS FARGO SECURITIES: Hi, good morning. Congratulations
Mark and Ron. First question, how many shares outstanding will the combined entity have?

GOODE: The combined entity will have 80 million shares, roughly speaking.

AUERBACH (ph): OK.

GOODE: Fully, just fully diluted.

AUERBACH (ph): 80 million fully diluted. And its cash position will be?

GOODE: We will, as I reported, or as eXegenics reported with our 10-Q, we had $22 million in the bank at, in excess of 22 million at the end of the second quarter, and we forecast a low burn rate for the remainder of the year, and so we will have a cash balance that's consistent with that.

AUERBACH (ph): OK. And what will the annual burn rate for the combined entity look like?

GOODE: We are not in a, we haven't agreed on a business plan at this particular point, so that is to be determined in the near future.

AUERBACH (ph): OK. Do you even have a range? Like best case scenario, worst case scenario?

GOODE: It's really, it's really not appropriate for us to address burn rate at this point in time. We believe that as I, as I stated in the, in the opening statements, our criteria have been fulfilled, and that is that we will have a manageable level of cash after the merger is consummated.

AUERBACH (ph): OK. And with regard to the products, what would be the timing on commencing the Phase III trials for Intranasal Ketamine and Morphine?

GOODE: Mark, would you like to address the potential start dates, or timing of those?

ROGERS: Yes I would. And it's good to talk to you Alan (ph) as well. We will give information in the S-4 that has been filed that is specific. But as you know, those two products have completed Phase II, and that we needed to ensure that there would be adequate financing for us to do Phase III studies, to begin to do that. And now that this is going to happen, we can get back to the specific dates, but that was the rate limiting step, as I believe you know. And now that this is taken care of, we have to go back and get the specifics. We have to address closing this first before we go back to do the scheduling. But you know we've completed the Phase II studies.

AUERBACH (ph): Correct. Correct. OK. And with the IV Diclofenac, am I correct that U.S. trials can begin to proceed?

ROGERS: Absolutely. We have FDA permission, as you know as well we have 260 patients in our study that was done on a CTX study previously in Phase II. And we will be commencing additional studies and additional follow-on Phase II studies in the same fashion that I discussed, but that we're set up to that.

AUERBACH (ph): OK. Great. Great. That's all my questions. Congratulations again guys.

GOODE: Thank you Alan (ph).

ROGERS: Thanks for calling Alan (ph).

OPERATOR: Your next question comes from Jim Rice (ph) with AG Edwards.

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JIM RICE (ph), AG EDWARDS: Hi, congratulations.

GOODE: ... Jim (ph).

RICE (ph): Just a quick question as far as it doesn't seem that there are any synergies with any of your existing technologies. Can you comment on that at all?

GOODE: As I again indicated in the, in the opening statement, our criteria was to advance as rapidly as possible towards commercialization. And we believe that we have very, very well met that criterion with our partner here in IDDS. We were not looking for synergies of any particular type. Our drug discovery platform is a, is exactly that, a drug discovery platform and the good thing about the IDDS is that they are a clinical development company, with products in the clinics, advancing towards the marketplace by doing clinical trials for approval.

ROGERS: And I would just like to interject in the spirit of what I said earlier, I believe that there is an additional synergy regarding Ron and his team for the clinical development because of their years of experience doing this in large pharma. We consider that a major asset for us. I just want to make that clear.

RICE (ph): OK. Thank you.

GOODE: Thank you Jim (ph).

OPERATOR: At this time I would like to remind everyone if you would like to ask a question, please press star then the number one on your telephone keypad. And our next question ...

GOODE: If there are ...

OPERATOR: ... comes from David Milts (ph) with Independent.

DAVID MILTS (ph), INDEPENDENT: Mark, congratulations on what looks like a very interesting transaction, a very difficult environment. I really am very pleased to hear about this, and nice to meet you Ron by phone. Congratulations to you too.

ROGERS: Thank you David (ph).

MILTS (ph): And just one question. Will you continue to operate in sort of a virtual mode, which IDDS has done so well, and outsourced a lot of the clinical and other research work, or do you anticipate having a physical facility?

GOODE: We, I think that one of the great advantages of having products in clinical development is that you do not have to have a massive infrastructure to support that development. You have to have highly professional, well trained people, which Mark has acquired and assembled a really terrific team. But you do not have to have a huge infrastructure. That's one of the major advantages that we are gaining here. So that is a, in fact a, as I view it, a major synergy.

ROGERS: Let me just - David (ph), thank you very much for your kind comments. And you're familiar with the company, I think, in the interest of the other people on the call who may not understand your comment, which I know you do, in reference to Virtual (ph). It should be clear that IDDS comes to this with 17 with experienced people who are involved in every area with clinical development teams and other things like that.


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What we're talking about is there are no extensive laboratories, but we do use regulatory advice from outside, that we do use intellectual property advice from outside, that we don't carry a corporate council at enormous expense, that we don't do any of those. But no one should underestimate the amount of expertise intrinsic to IDDS in the 17 existing employees and their clinical development skills and expertise and previous experience with pharmaceutical companies. That's - we're trying to stay in that range to be able to maximize the return of our investors without hiring enormous numbers of people to do this.

MILTS (ph): Absolutely. And you and your team have done that so successful in other circumstances. So again, congratulations and I look forward to hearing more about the progress of the combined companies.

UNIDENTIFIED PARTICIPANT: Thank you very much, David (ph).

GOODE: Thank you, David (ph). And I do - I do just want to add there that it may, at some point in time, be necessary to hire a council. So ...

UNIDENTIFIED PARTICIPANT:  OK.

OPERATOR: Again, if you would like to ask a question, please press star, then the number one, on your telephone keypad. Sir, at this time, there are no further questions.

GOODE: OK. I would like, then, to take this opportunity of thanking each of you for participating in this conference call. I want to thank Mark for the opportunity of becoming a partner with him. I want to thank the people who have made this transaction possible very much and I want to thank the employees of eXegenics and the employees of IDDS. And I want to pledge to you my strong and unwavering commitment to take this company forward and to create the most value that we can for all the stakeholders. And Mark, I will just turn it over to you for your closing comments.

ROGERS: I am dedicating my business activities to this company after years of development with my colleagues. And I think that that reflects the fact that I believe in the future of the company. I think that without going too far into this, there's our hope that, beginning with this enterprise, focusing and harvesting and the value and pain, that we can ultimately build a real pharmaceutical company. And that's what we aspire to do and that's what the management team is trying to put together. Thank you all for listening.

UNIDENTIFIED PARTICIPANT: Good-bye.

OPERATOR: Thank you for participating in today's eXegenics IDDS merger announcement conference call. You may now disconnect.

END


ADDITIONAL INFORMATION AND WHERE TO FIND IT

We will be filing relevant documents concerning our merger with the SEC including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by EXEGENICS and IDDS with the SEC free of charge at the SEC's Web site (http://www.sec.gov) or by directing a request after such a filing is made to eXegenics Inc., 2110 Research Row, Dallas, Texas 75235, Attn: President, telephone (214) 358-2000.

EXEGENICS and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about our directors and executive officers and their ownership of our voting securities is set forth in the proxy statement for our 2002 annual meeting of stockholders as filed with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.